Exhibit 99.1

Lombard Medical Reports Third Quarter 2014 Financial Results

Global Aorfix™ Revenue Up 192 Percent1 Year-over-Year;

U.S. Revenue Grows 75 Percent Sequentially from Q2; Solid Early Adoption in Japan

Irvine, CA and London, UK – October 29, 2014 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported operational progress and financial results for the third quarter and nine months ended September 30, 2014.

The Company’s lead product, Aorfix™, is the only endovascular stent graft cleared by the FDA for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only ‘on-label’ endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees.

Q3 and Recent Operational Highlights

•	Total Aorfix revenue grew 192 percent[1] to $4.3 million (Q3 2013: $1.5 million).
•	Sequentially, U.S. Aorfix revenue grew 75 percent to $1.0 million, up from $0.6 million in the second quarter of 2014.
•	In August, Aorfix received approval by the Japanese Ministry of Health, Labour and Welfare for the endovascular repair of AAAs with a 0-90 degree label indication enabling treatment of the broadest range of AAA anatomies.
•	In Japan, the first post approval procedures using Aorfix were performed in September, with several centers now completing their third Aorfix case since launch.

Operational and Financial Results

Global Aorfix commercial revenue increased 192 percent1 to $4.3 million in the third quarter of 2014 compared with $1.5 million in the third quarter of 2013. For the first nine months of 2014, global Aorfix commercial revenue grew 110 percent1 to $8.5 million compared with $4.0 million in the first nine months of 2013.

In the U.S., where Aorfix is sold direct through the Company’s own sales force and where it was formally launched in November 2013, revenue in the third quarter and first nine months of 2014 were $1.0 million and $2.1 million, respectively. Comparative US revenue in both the third quarter and first nine months of 2013 was $0.2 million.

"In Japan, where Aorfix is sold through an exclusive distributor, revenue in both the third quarter and first nine months of 2014 was $1.6 million, from an initial stocking order,” said CEO Simon Hubbert. “There was no revenue in 2013.  The balance of the initial stocking order and additional re-stocking orders, which have already been received, are expected to be shipped in the fourth quarter.

“This is a very exciting period for the Company as we launch Aorfix into the world’s two largest stand-alone AAA markets simultaneously,” continued Hubbert. “We continue to gain traction in the U.S. market through our recently expanded direct sales team, and in Japan, we supported the September launch ‘in country’ with experienced European Aorfix users and our own technical experts. We are encouraged by the high level of interest and the fast ramp up of Aorfix cases since launch. We already have several centers completing their third Aorfix case in the short time since it became available.”

In the Western Europe markets (UK and Germany) where Lombard Medical also sells direct, third quarter 2014 revenue grew 7 percent2 to $0.9 million compared with $0.8 million in the third quarter of 2013. For the first nine months of 2014, revenue in these direct European markets increased 26 percent2 to $2.7 million compared with $2.1 million in the prior year period; with growth recorded in both countries year to date. Revenue in the international distributor markets (excluding Japan) for the third quarter and first nine months of 2014 was $0.8 million and $2.1 million, respectively, compared with $0.5 million and $1.7 million in the prior year periods.

Total revenue for the third quarter of 2014 increased 165 percent3 to $4.3 million compared with $1.6 million in the third quarter of 2013. For the first nine months of 2014, total revenue increased 81 percent3 to $8.5 million compared with $4.7 million in the first nine months of 2013. 2013 revenue included contributions of $0.1 million in the third quarter and $0.6 million in the first nine months from the Company’s OEM business, which was subsequently divested in December 2013.

Gross margins for the third quarter and first nine months of 2014 were 43 percent and 41 percent, respectively, compared to 40 percent and 35 percent for the comparative 2013 periods. The improvement was primarily due to the effect of higher average U.S. selling prices and the spreading of fixed manufacturing costs over increased production volumes.

Total operating expenses for the third quarter and first nine months of 2014 were $10.5 million and $30.7 million, respectively, compared to $6.2 million and $14.7 million for the comparative 2013 periods. The net loss for this year’s third quarter was $8.5 million, or $0.52 loss per share, compared to a net loss of $5.6 million, or $0.50 loss per share, for last year’s third quarter. The net loss for the first nine months of 2014 was $26.5 million, or $1.89 loss per share, compared to a net loss of $13.2 million, or $1.61 loss per share for the first nine months of 2013. The increased operating expense and net loss were principally due to on-going investments in U.S.-based operations, commercial infrastructure, additional direct sales people, product development activities, expenses of the initial public offering (IPO) and share-based compensation charges.

The Company’s balance sheet as of September 30 showed total cash and cash equivalents of $61.6 million, including proceeds from the U.S. IPO completed in April.

Company Outlook

The Company reaffirmed that it expects to achieve revenue for 2014 of between $12 million and $14 million, representing growth of between 72 percent to 101 percent, over the prior year.

Conference Call

Lombard Medical’s management will discuss the Company's financial results for the third quarter ended September 30, 2014 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Wednesday, October 29, 2014. To join the call, participants may dial 1-877-407-4018 (domestic), 0800-756-3429 (UK toll-free) or 1-201-689-8471 (international). To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com.

An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

1 Total Aorfix revenue growth was 191 percent for the third quarter and 106 percent for the first nine months of 2014 on a constant currency basis, calculated using 2013 average rates.

2 Aorfix revenue growth in the Western Europe direct markets was 3 percent for the third quarter and 20 percent for the first nine months of 2014 on a constant currency basis, calculated using 2013 average rates.

3 Total revenue growth was 164 percent for the third quarter and 78 percent for the first nine months of 2014 on a constant currency basis, calculated using 2013 average rates.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS:

This announcement may contain forward-looking statements that reflect the Company’s current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company’s products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer Ian Ardill, Chief Financial Officer	Tel: +1 949 379 3750 Tel: +44 (0)1235 750 800

Pure Communications Matt Clawson	Tel: +1 949 370 8500 matt@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000

- Tables Follow -

Consolidated Balance Sheet

as at September 30, 2014 (unaudited)

	NOTE	September 30, 2014	December 31, 2013
		$’000	$’000
Assets
Intangible assets		5,568	5,722
Property, plant and equipment		3,345	2,411
Other receivables		564	523
Non-current assets		9,477	8,656

Inventories		5,474	3,361
Trade and other receivables		3,542	3,444
Taxation recoverable		1,540	2,143
Cash and cash equivalents		61,593	40,866
Current assets		72,149	49,814

Total assets		81,626	58,470

Liabilities
Trade and other payables		(6,950)	(6,579)
Current liabilities		(6,950)	(6,579)

Borrowings	4	(2,613)	(2,558)
Non-current liabilities		(2,613)	(2,558)

Total Liabilities		(9,563)	(9,137)

Net assets		72,063	49,333

Equity
Called up share capital		162	52,406
Share premium account		49,608	134,305
Capital reorganization reserve		205,686	-
Other reserves		-	19,087
Translation reserve		2,206	4,192
Accumulated loss		(185,599)	(160,657)
Total equity		72,063	49,333

The accompanying notes form part of these financial statements.

Consolidated Statements of Comprehensive Income

for the three and nine month periods ended September 30, 2014 (unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2014	2013	2014	2013
	NOTE	$’000	$’000	$’000	$’000
Revenue	2	4,268	1,608	8,519	4,706
Cost of sales		(2,435)	(966)	(4,988)	(3,073)
Gross profit		1,833	642	3,531	1,633
Gross margin		43%	40%	41%	35%
Selling, marketing and distribution expenses		(5,628)	(3,228)	(15,578)	(6,429)
Research and development expenses		(2,630)	(1,286)	(6,476)	(4,498)
Administrative expenses		(2,290)	(1,718)	(7,183)	(3,774)
Initial Public Offering expenses	3	-	-	(1,503)	-
Total operating expenses		(10,548)	(6,232)	(30,740)	(14,701)

Operating loss		(8,715)	(5,590)	(27,209)	(13,068)
Finance income—interest receivable		60	22	189	36
Finance costs		(24)	(17)	(59)	(428)
Loss before taxation		(8,679)	(5,585)	(27,079)	(13,460)
Taxation	5	201	(3)	610	229
Loss for the period		(8,478)	(5,588)	(26,469)	(13,231)

Other comprehensive income:
Items that will not be reclassified to profit or loss
Currency translation differences		(3,752)	3,099	(1,986)	1,739
Total comprehensive loss for the period		(12,230)	(2,489)	(28,455)	(11,492)

Basic and diluted loss per ordinary share (cents)
From continuing operations	6	(52.4)	(50.0)	(189.0)	(160.8)

The accompanying notes form part of these financial statements.

Consolidated Statements of Changes in Equity

for the nine month period ended September 30, 2014 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
At January 1, 2013	44,800	84,041	19,594	1,284	-	(142,990)	6,729
Loss for the period	-	-	-	-	-	(13,231)	(13,231)
Share-based compensation	-	-	-	-	-	82	82
Issue of ordinary shares	6,933	48,408	-	-	-	-	55,341
Share issue expenses	-	(2,180)	-	-	-	-	(2,180)
Conversion of convertible loan note	673	4,036	(507)	-	-	361	4,563
Currency translation	-	-	-	1,739	-	-	1,739
At September 30, 2013	52,406	134,305	19,087	3,023	-	(155,778)	53,043

Loss for the period	-	-	-	-	-	(5,973)	(5,973)
Share-based compensation	-	-	-	-	-	1,094	1,094
Share issue expenses	-	-	-	-	-	-	-
Currency translation	-	-	-	1,169	-	-	1,169
At December 31, 2013	52,406	134,305	19,087	4,192	-	(160,657)	49,333

Loss for the period	-	-	-	-	-	(26,469)	(26,469)
Share-based compensation	-	-	-	-	-	1,527	1,527
Capital reorganisation	(52,294)	(134,305)	(19,087)	-	205,686	-	-
Issue of ordinary shares	50	54,950	-	-	-	-	55,000
Share issue expenses	-	(5,342)	-	-	-	-	(5,342)
Currency translation	-	-	-	(1,986)	-	-	(1,986)
At September 30, 2014	162	49,608	-	2,206	205,686	(185,599)	72,063

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statements

for the nine month period ended June 30, 2014 (unaudited)

		Nine months ended September 30,
	NOTE	2014	2013
		$’000	$’000
Loss before taxation		(27,079)	(13,460)
Depreciation and amortization of licenses, software and property plant and equipment		834	394
Share-based compensation credit/(expense)		1,527	82
Initial Public Offering expenses		1,503	-
Net finance expense/(income)		(130)	392
Decrease/(increase) in inventories		(2,233)	(301)
Decrease/(increase) in receivables		(131)	(287)
(Decrease)/increase in payables		505	1,554
Net cash used in operating activities		(25,204)	(11,626)
Interest paid		-	(160)
Interest received		101	14
Research and development tax credits / (income tax paid)		1,188	(3)
Net cash outflow from operating activities		(23,915)	(11,775)

Cash flows from investing activities
Purchase of property, plant and equipment		(1,519)	(1,285)
Purchase of intangible assets		(245)	-
Net cash flows used in investing activities		(1,764)	(1,285)

Cash flows from financing activities
Proceeds from issue of convertible loan notes		-	2,500
Proceeds from issue of ordinary shares		55,000	55,341
Share issue expenses		(6,845)	(2,180)
Net cash flows from financing activities		48,155	55,661

Increase/(decrease) in cash and cash equivalents		22,476	42,601
Cash and cash equivalents at beginning of year		40,866	4,450
Effects of exchange rates on cash and cash equivalents		(1,749)	1,800
Cash and cash equivalents at end of year		61,593	48,851

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

The unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as issued by the IASB including those applicable to accounting periods ending December 31, 2014 and the accounting policies set out in the Company’s financial statements as of and for the two years ended December 31, 2013. These interim financial statements have been prepared and approved by the Directors in accordance with International Accounting Standard 34 “Interim Financial Reporting”. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at December 31, 2013.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

The presentational currency for this interim financial statement is US dollars. The functional currency is sterling. The exchange rates relevant for each period were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Sterling/U.S. dollar exchange rate
Closing rate	1.62	1.61	1.62	1.61
Average rate	1.67	1.55	1.67	1.55

The Group received regulatory approval in February 2013 for its Aorfix product in the United States and formally launched the product in the fourth quarter of 2013. It will continue to absorb cash until sufficient funds from products sold are generated. Following the NASDAQ IPO in the first half of 2014, the group had $61.6 million of cash as at September 30, 2014 which is sufficient to fund its activities for the foreseeable future. Based on the above, the Directors consider the going concern assumption to be appropriate and therefore the going concern basis has been adopted in the preparation of these financial statements.

These policies have been applied consistently throughout the year except where otherwise indicated.

2 Operating Segment Analysis

The Group is engaged in a single business activity of cardiovascular devices and medical fabrics and the Group does not have multiple operating segments. The Group’s cardiovascular devices and medical fabrics business consists of the development and commercialization of these products. The Executive Management team is the Group’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS financial statements.

In addition to the geographical segments required under IFRS which is shown below, the Company analyzes its business based on the categories and information in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Aorfix Commercial Revenue
United States direct market	993	199	2,060	216
Western Europe direct markets	866	808	2,703	2,141
Japan distributor market	1,630	-	1,630	-
International distributor markets excluding Japan	779	453	2,116	1,691
Total Aorfix commercial revenue	4,268	1,460	8,509	4,048
Other commercial revenue	-	148	10	647
Total commercial revenue	4,268	1,608	8,519	4,695
Clinical trial revenue	-	-	-	11
Total revenue	4,268	1,608	8,519	4,706

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	562	480	1,539	1,285
Germany	304	328	1,164	856
United States of America	993	199	2,070	237
Japan	1,630	-	1,630	-
Rest of World	779	601	2,116	2,328
	4,268	1,608	8,519	4,706

Included in the Other Commercial Revenue and Rest of World categories in the tables above are the following revenue figures for the Company’s OEM business which was divested in December 2013:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000

Revenue from the divested OEM Business	-	148	-	637

3 NASDAQ Initial Public Offering and Group Restructure

On April 24, 2014, the Company’s Initial Public Offering of shares on the NASDAQ Global market was priced. The Company issued 5,000,000 ordinary shares of $0.01 each at a price of $11.00 to raise $55,000,000 before offering expenses. Total expenses of the offering were $6.8 million, of which $5.3 million were directly attributable to the issue of the new shares and have been charged to the Share Premium account. The balance of $1.5 million has been charged to the Income Statement in the period ended September 30, 2014.

To facilitate the NASDAQ IPO, Lombard Medical, Inc., a new Cayman Islands domiciled holding company, was created and the existing shares in Lombard Medical Technologies plc were exchanged for new shares in Lombard Medical, Inc. under a UK High Court approved Scheme of Arrangement. Following the Scheme of Arrangement, the trading in shares of Lombard Medical Technologies plc on the London Stock Exchange’s AIM market was cancelled and Lombard Medical Technologies plc reregistered as a private company, Lombard Medical Technologies Limited.

The group restructure has been accounted for as a capital reorganization, under which the balances on share capital, share premium and other reserve relating to Lombard Medical Technologies plc have been transferred to a capital reorganization reserve at the time of the restructure.

4 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3 percent per annum, payable when the loan is repaid or converted. The term is for a period of seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At September 30, 2014, the amount outstanding comprised:

$’000
Face value plus accrued interest of convertible loan notes at January 1, 2014	2,558
Interest expense	55
Included in non-current liabilities	2,613

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

5 Taxation on Loss on Ordinary Activities

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	208	-	624	232
for prior years	-	-	-	-
	208	-	624	232
Overseas taxation charge	(7)	(3)	(14)	(3)
Total tax credit	201	(3)	610	229

6 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Loss for the period ($’000)	(8,478)	(5,588)	(26,469)	(13,231)

Weighted average number of ordinary shares (‘000)	16,186	11,186	14,006	8,226

Basic and diluted loss per share (cents)	(52.4)	(50.0)	(189.0)	(160.8)

The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc. The 2013 comparative has been recast retrospectively for the effect of the 2014 share for share exchange, to allow comparability.

7 Post Balance Sheet Events

The Company has no significant post balance sheet events.

8 Related Party Disclosures

Fundraising

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8 percent of the Company’s shares following the Initial Public Offering. In the months following the NASDAQ Initial Public Offering, Abingworth purchased 629,092 shares of the Company in open market transactions at an average price of $6.30.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0 percent of the Company’s shares following the Initial Public Offering.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen purchased 3,050 shares at an average price of $7.30, Simon Hubbert purchased 2,200 shares at an average price of $8.29, Simon Neathercoat purchased 3,800 shares at an average price of $7.03, Craig Rennie purchased 15,060 shares at an average price of $6.52 and John B. Rush purchased 3,000 shares at an average price of $7.34.

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